UniCredito Italiano

02 MAR 29 AM 8:0

File No. 82 - 3185

FAX CONFIRMATION

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
U.S.A.

02028124

Milan, January 10th, 2002

Re: Rule 12g3-2 (b) "Home Country Information" exemption

SUPPL

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Ordinary Shareholders Meeting, the Extraordinary Shareholders Meeting of UniCredito Italiano, which will be published in the Official Gazette of the Italian Republic n. 299 on December 27th, 2001.

The above Notices will be also published in the "Sole 24 Ore", "La Repubblica" (Italian edition) on December 28th 2001 and on December 29th, in the "Financial Times" (European edition) on January 14th, 2002.

With kindest regards, we remain,

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Yours faithfully,

UniCredito Italiano
Direzione Centrale

Legale e Affari Societari
leo/

UniCredito Italiano

A joint stock company
Registered office: Via Dante 1, Genoa (Italy)
Head office: Piazza Cordusio, Milan (Italy)
Registered with the Genoa Court, in the Companies Register under no. 00348170101
and in the Banks Register and belonging to the UniCredito Italiano Banking Group,
registered with the Banking Groups Register with Code no. 3135.1.
Member of the Interbank Deposit Protection Fund
Capital: € 2,523,215,059 fully paid up..

The Shareholders of UniCredito Italiano are called to an Extraordinary Shareholders' Meeting to be held on January 28, 2002 at 9.00 a.m. in Genova - via Dante, 1 - and, if necessary, on second and third call, on January 29, 2002 at 9.00 a.m. and January 30, 2002 at 10.30 a.m. respectively, at the same place.

They are also called to an Ordinary Shareholders' Meeting to be held on January 28, 2002 at 9.15 a.m. in Genova - Via Dante 1, and, if necessary, on second call on January 30, 2002 at 11.30 a.m., at the same place, or in any case at the end of the Extraordinary Meeting, to discuss and to resolve on the following

AGENDA

Extraordinary Meeting

- Mandate to the Board of Directors, in accordance with art. 2443 of the Italian Civil Code, to increase the share capital up to a maximum amount of Euro 69,556,436.50 at par value, to be paid in by contributing the shares in Zagrebacka Banka dd – Zagreb (Croatia); following amendments to the articles of association.

Ordinary Meeting

- Appointment of a statutory auditor and an alternate one to bring the Board of Statutory Auditors up to completion.

Ordinary Shareholders can attend the Meeting provided that they have received the proper certification issued by an intermediary belonging to the centralized custody and settlement system run by Monte Titoli S.p.A. in accordance with art. 85 of Law Decree no. 58 dated February 24, 1998.

The reports explaining the various points on the agenda, the opinion of the auditors on the reasonableness of the issue price prepared in accordance with art. 2441 of the Civil Code and art. 158 of Legislative Decree no. 58 of 24 February 1998, and the appraisal on the assets to be contributed prepared by an appraiser as provided for by art. 2343 of the Civil Code will be filed by January 11 2002, at the company's registered office and headquarters, as well as at the offices of Borsa Italiana S.p.A., the company that runs the Italian Stock Exchange. Shareholders are entitled to ask for a copy.

THE CHAIRMAN OF THE BOARD OF DIRECTORS

The shareholders are kindly invited to arrive earlier than the time scheduled to make the preliminary proceedings easier and to start the meeting on time

As provided for by Art. 13 of the Articles of Association, "except where otherwise governed by current laws on proxy votes, shareholders with the right to attend the Annual General Meeting may be represented by third parties (whether shareholders or not), in accordance with Article 2372 of the Civil Code, by means of a written **proxy notice** on which the shareholder's signature has been **certified** by a member of the Board of Directors, a member of the company's executive staff, a public notary, a consular authority, or the intermediary belonging to the centralized custody and settlement system which has issued the documents required for the vote.

Information on attendance procedures is available by calling the toll-free number **800-307-307** on working days between 8:30 a.m. and 1:00 p.m. or between 2:00 and 5:00 p.m.

UniCredito Italiano

02 MAR 29 AM 8:00

File No. 82 - 3185

FAX CONFIRMATION

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
U.S.A.

Milan, January 10th, 2002

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling of a Special Shareholders Meeting of UniCredito Italiano, which will be published in the Official Gazette of the Italian Republic n° 299 on December 27th, 2001 and in the "Sole 24 Ore" and "La Repubblica" (Italian edition) on December 28th, 2001.

With kindest regards, we remain,

Yours faithfully,

UniCredito Italiano
Direzione Centrale

Affari Societari e Legali
RP/

MDUNI0002 (ed. 2/99)

UniCredito Italiano

A joint stock company
Registered office: Via Dante 1, Genoa (Italy)
Head office: Piazza Cordusio, Milan (Italy)
Registered with the Genoa Court, in the Companies Register under no. 00348170101
and in the Banks Register and belonging to the UniCredito Italiano Banking Group,
registered with the Banking Groups Register with Code no. 3135.1.
Member of the Interbank Deposit Protection Fund
Capital: € 2,523,215,059 fully paid up

CALLING OF A SPECIAL SHAREHOLDERS MEETING

The Shareholders of UniCredito Italiano holding savings shares are called to attend a Special Shareholders Meeting to be held on January 28, 2002 at 9.30 a.m. at the Bank's registered office in Via Dante 1, Genoa, and if necessary, a second sitting will be held on January 29, 2002 at the same address, but at 9.15 a.m., and again if necessary, a third sitting will be held at the same address on January 30, 2002 at 10,00 a.m. to discuss and debate upon the following:

AGENDA

1. Appointment of the person who will represent all the holders of savings shares;
2. Resolution to determine the annual emoluments for the period 2002-2004 of the person who will represent all the holders of savings shares.

Holders of savings shares have the right to attend the Meeting provided that they are in possession of the "Certification" issued as per art. 85 of Decree 58 dated 24 February 1998, by a broker who is a member of the centralised securities administration system run by Monte Titoli SpA.

THE CHAIRMAN OF THE BOARD OF DIRECTORS

The shareholders are kindly invited to arrive earlier than the time scheduled to make the preliminary proceedings easier and to start the meeting on time

As provided for by Art. 13 of the Articles of Association, "except where otherwise governed by current laws on proxy votes, shareholders with the right to attend the Annual General Meeting may be represented by third parties (whether shareholders or not), in accordance with Article 2372 of the Civil Code, by means of a written **proxy notice** on which the shareholder's signature has been **certified** by a member of the Board of Directors, a member of the company's executive staff, a notary public, a consular authority, or the intermediary belonging to the centralized custody and settlement system which has issued the documents required for the vote.

Information on attendance procedures is available by calling the toll-free number **800-307-307** on working days between 8:30 a.m. and 1:00 p.m. or between 2:00 and 5:00 p.m.